NEWS RELEASE

April 22, 2008

Symbol:	Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Continues Reporting High Grade Uranium Assays at
Kuriskova, Retains SRK for Preliminary Assessment

Vancouver, April 22, 2008 – Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) today reported assay results taken from the remaining 11 diamond drill holes drilled in 2007 on its Kuriskova uranium deposit in Eastern Slovakia. The results are part of Tournigan’s 10,129 metre, 30-hole 2007 infill drilling program on the deposit.

Highlights from assay results include:

Hole	From	To	Length	%U3O8
KG-J-28B	263.8	272.0	8.2	0.553
including	268.0	271.0	3.0	1.318
KG-J-28C	248.5	254.0	5.5	0.557
KG-J-31B	412.0	414.9	2.9	0.400
KG-J-28A	335.5	338.0	2.5	0.273

Assay results from all the reported drill holes are listed in Appendix A and on Tournigan’s web site at http://www.tournigan.com/i/misc/AppendixA.pdf .. A longitudinal projection showing the corresponding drill holes and assay results can be viewed at http://www.tournigan.com/i/pdf/TVC-kurisk.pdf ..

"Our 2007 drilling has consistently returned high grade assay results over significant widths at Kuriskova and provides us a much clearer picture of the deposit," said Tournigan President, James Walchuck. "The data we now have enables us to begin work on the 2008 resource estimate expected in July and a preliminary assessment to be completed towards the end of the year."

Tournigan has retained SRK Consulting of Denver, CO, a world leader in mine engineering, to prepare the preliminary assessment for the Kuriskova deposit and to work with the company towards the feasibility stage.

"Investors should keep in mind that our 2007 drilling has focused on near to surface mineralization in the main zone," Walchuck added. "Our 2008 drilling will focus on the deeper, higher grade material that will be included in an additional resource estimate targeted for mid-2009."

Tournigan anticipates the mid-2008 estimate will upgrade a portion of the deposit to the indicated resource classification. Meanwhile, the company’s 9,000 metre 2008 infill drilling program at Kuriskova is on target and is expected to be completed in the fourth quarter.

Tournigan employs a rigorous QAQC program for its uranium analytical program. Core is sampled and saw split in Slovakia, where field blanks are inserted. The entire half core sample is shipped to SGS Lakefield, Ontario, for crushing and pulverization. Duplicates and certified standards are inserted blindly by a third-party independent lab prior to analysis. SGS Lakefield analyzes all samples for uranium by X-ray fluorescence (XRF). All samples are then analyzed for 50 elements by inductively coupled plasma (ICP) mass spectrometry with a four acid digest. Check assays are performed on ore grade samples by an independent lab at a minimum rate of 5%.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Joseph Ringwald P. Eng., Tournigan's VP Sustainable Development is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained herein.

Shareholder Rights Plan

The Shareholder Protection Rights Plan Agreement approved at Tournigan’s annual meeting of shareholders on March 14, 2008 (the "Plan") has been amended to correct a clerical error. The definition of "Expiration Date" in the Plan incorrectly made reference to the Plan expiring on the date immediately following the date of the 2008 annual general meeting unless terminated earlier in other circumstances provided in the Plan. The reference to the 2008 annual meeting of shareholders has been corrected to refer to Tournigan’s 2009 annual meeting of shareholders, and the amended Plan has been filed on SEDAR.

About Tournigan

Tournigan is a mineral resource company that has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The company has obtained licences in countries that are economically and politically stable, have good infrastructure and a highly educated population. .

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"
James Walchuck, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Slovakia, Northern Ireland or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Knox Henderson, Tournigan Investor Relations, at +(604) 637-3563, or visit www.tournigan.com

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Appendix A

KURISKOVA DEPOSIT - GEOCHEMICAL ASSAY RESULTS - MAIN ZONE

Hole	From	To	Length	%U3O8
KG-J-19A	232.6	241.0	8.4	0.328
Including	237.0	240.0	3.0	0.829
KG-J-19B	215.4	217.0	1.6	0.110
KG-J-20A	210.0	213.8	3.8	0.064
Including	213.0	213.8	0.8	0.147
KG-J-21A	313.15	327.0	13.85	0.321
Including	319.7	322.7	3.0	0.776
KG-J-21B	246.5	247.0	0.5	0.770
KG-J-21C	291.0	292.5	1.5	0.126
KG-J-21D	305.5	311.5	6.0	0.592
Including	307.0	310.0	3.0	1.083
KG-J-23A	179.0	182.0	3.0	0.155
Including	179.0	180.5	1.5	0.237
KG-J-24A	292.2	293.8	1.6	0.178
KG-J-24B	346.0	353.0	7.0	0.436
Including	346.0	346.6	0.6	0.500
Including	347.2	348.5	1.3	1.628
Including	351.5	353.0	1.5	0.412
KG-J-25A	301.5	307.2	5.7	0.880
Including	301.5	302.7	1.2	1.252
Including	306.1	307.2	1.1	2.130
KG-J-25B	268.0	268.7	0.7	0.217
KG-J-25C	317.0	325.0	8.0	0.232
KG-J-26A	263.0	266.0	3.0	0.197
KG-J-26B	219.0	220.4	1.4	0.203
KG-J-26C	193.0	194.0	1.0	0.371
KG-J-27A	286.4	287.0	0.6	0.229
KG-J-27B	352.5	354.0	1.5	0.090
KG-J-28A	335.5	338.0	2.5	0.273
KG-J-28B	263.8	272.0	8.2	0.553
including	268.0	271.0	3.0	1.318
KG-J-28C	248.5	254.0	5.5	0.557
including	252.5	254.0	1.5	1.307
KG-J-30B	588.0	592.0	4.0	0.239
KG-J-31A	382.5	385.0	2.5	0.161
KG-J-31B	412.0	414.9	2.9	0.400
KG-J-20B	No significant intersection
KG-J-22A	No significant intersection
KG-J-29A	Abandoned
KG-J-29B	Drilling continues next phase
KG-J-30A	Abandoned
KG-J-32A	Main zone pinched

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com